UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES INCREASE IN THE LEVEL OF ITS MINING SUBSIDIARIES’ CAPACITY
UTILIZATION

Moscow, Russia – July 21, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that the level of utilization of its mining subsidiaries’ production capacities has increased in July 2009.
Utilization of production capacities of Mechel’s coal mining assets has reached
63% in July 2009 as compared to the respective average indicator in
January-August 2008. Utilization of Mechel’s Korshunov Mining Plant OAO, iron ore concentrate producing subsidiary, has surpassed 108% level. Production capacity utilization of Mechel’s Southern Kuzbass and Yakutugol coal mining subsidiaries has increased by 62% and 57%, respectively, in July 2009 as compared to May 2009.
“The witnessed recovery of production in Russia’s steel industry contributes to the increase in the domestic consumption of raw materials. Besides, we have managed to conclude a number of major export long-term contracts with Chinese,
Japanese, and South Korean companies in the first half of 2009, which enabled us to significantly increase utilization of our coking coal production capacities already in the second quarter 2009 and start their recovery to the pre-crisis level. Thanks to the new coal and iron ore concentrate domestic and export sales contracts, all Mechel’s mining subsidiaries are currently secured with orders.
That allowed us to increase overburden operations volume at the open pit mines of Mechel’s coal mining assets, which was decreased in the 4th quarter of 2008 in order to reduce our production costs. According to our plans, that will enable us to ramp up our coal mining subsidiaries’ output to 70%-75% of the pre-crisis level already in September 2009,” Mechel OAO Senior Vice President
Vladimir Polin commented.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: July 21, 2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO